SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, D.C. 20549

                                  SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934*

                                  HSN, INC.
                                 (Name of Issuer)

                        Common Stock, par value $.01 per share
                            (Title of Class of Securities)

                                  40429R 10 9
                                  (CUSIP Number)

         Stephen M. Brett, Esq.        Pamela S. Seymon, Esq.
         Senior Vice President         Wachtell, Lipton, Rosen & Katz
           and General Counsel         51 West 52nd Street
         Tele-Communications, Inc.     New York, New York 10019
         5619 DTC Parkway              (212) 403-1000
         Englewood, CO  80111
         (303) 267-5500
             (Name, Address and Telephone Number of Person Authorized
                      to Receive Notices and Communications)

                                May 20, 1997
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on
         Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

         Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

         *The remainder of this cover page should be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

         *NOTE: THIS STATEMENT CONSTITUTES AMENDMENT NO. 2 OF A REPORT ON SCHEDULE 13D OF BDTV II INC., AMENDMENT NO. 4 OF A REPORT ON SCHEDULE 13D OF BDTV INC., AMENDMENT NO. 8 OF A REPORT ON SCHEDULE 13D OF EACH OF BARRY DILLER AND THE REPORTING GROUP (AS DEFINED IN ITEM 2) AND AMENDMENT NO. 10 OF A REPORT ON SCHEDULE 13D OF TELE-COMMUNICATIONS, INC.





                        SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C. 20549

                                  SCHEDULE 13D/A

                                  Statement of

                            TELE-COMMUNICATIONS, INC.,

                                   BARRY DILLER

                                    BDTV INC.

                                       and

                                   BDTV II INC.

                            Pursuant to Section 13(d)
                      of the Securities Exchange Act of 1934

                                  in respect of

                                    HSN, INC.
                (formerly named Silver King Communications, Inc.)

                   This Report on Schedule 13D (the "Schedule 13D") re-lates to the common stock, par value $.01 per share (the "Com-mon Stock"), of HSN, Inc., a Delaware corporation (the "Com-pany," which was formerly named Silver King Communications, Inc.). The Report on Schedule 13D originally filed by Tele-Communications, Inc., a Delaware corporation ("TCI"), on August 15, 1994, as amended and supplemented by the amendments thereto previously filed with the Commission (collectively, the "TCI
         Schedule 13D"), is hereby amended and supplemented to include the information contained herein, and this Report constitutes Amendment No. 10 to the TCI Schedule 13D. In addition, the Re-port on Schedule 13D originally filed by each of Mr. Barry Diller (the "Barry Diller Schedule 13D") and the Reporting Group (the "Reporting Group Schedule 13D") on August 29, 1995, as amended and supplemented by the amendments thereto previ-ously filed with the Commission, is hereby amended and supple-mented to include the information contained herein, and this Report constitutes Amendment No. 8 to each of the Barry Diller
         Schedule 13D and the Reporting Group Schedule 13D. This Report on Schedule 13D also constitutes Amendment No. 4 to the Report on Schedule 13D of BDTV INC., a Delaware corporation ("BDTV"), originally filed with the Commission on August 16, 1996 (the "BDTV Schedule 13D"). This Report on Schedule 13D also consti-tutes Amendment No. 2 to the Report on Schedule 13D of BDTV II INC., a Delaware corporation ("BDTV II"), originally filed with the Commission on December 24, 1996 (the "BDTV II Schedule 13D"). Barry Diller, TCI, BDTV and BDTV II (each, a "Reporting


                                Page 2 of 10 Pages





         Person") constitute a "group" for purposes of Rule 13d-5 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), with respect to their respective beneficial ownership of the Common Stock and are collectively referred to as the "Re-porting Group." The TCI Schedule 13D, the Barry Diller Sched-ule 13D, the Reporting Group Schedule 13D, the BDTV Schedule 13D and the BDTV II Schedule 13D are collectively referred to as the "Schedule 13D." Capitalized terms not defined herein have the meanings provided in the prior Reports on Schedule 13D referred to in this paragraph.

                   The summary descriptions contained in this Report of certain agreements and documents are qualified in their en-tirety by reference to the complete texts of such agreements and documents, filed as Exhibits hereto and incorporated herein by reference. Information contained herein with respect to each Reporting Person and its executive officers, directors and controlling persons is given solely by such Reporting Person, and no other Reporting Person has responsibility for the ac-curacy or completeness of information supplied by such other Reporting Person.

         ITEM 4.   PURPOSE OF THE TRANSACTION.

                   The information set forth in Item 6 of this Schedule 13D is hereby incorporated by reference herein.

         ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

                   The information set forth in Item 6 of this Schedule 13D is hereby incorporated by reference herein.

         ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATION-SHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER

                   The information set forth in Item 6 of the TCI Sched-ule 13D, the Barry Diller Schedule 13D, the BDTV Schedule 13D, the BDTV II Schedule 13D and the Reporting Group Schedule 13D is hereby amended and supplemented by adding the following in-formation:

                   On May 20, 1997, the Company entered into a Stock
              Exchange Agreement with Paul G. Allen (the "Stock Exchange Agreement") pursuant to which the Company will acquire from Mr. Allen, and certain other stockholders of Ticket-master Group. Inc. ("Ticketmaster") with certain tag-along rights ("Tag-along Rights") who elect to participate in the transaction (together with Mr. Allen, the "Tag-Along Group"), up to 15,360,405 shares (the "Shares") of common stock, no par value (the "Ticketmaster Common Stock"), in exchange for up to 9,052,046 shares of Common Stock, sub-ject to the issuance of an additional 4,073,421 shares of


                                Page 3 of 10 Pages





              Common Stock to be reserved for contingent issuance in July 1998 if the average market price of the Common Stock over a specified period prior to such date is below $29 per share. However, the Company has been advised by a member of the Tag-Along Group holding 2,544,526 shares of Ticketmaster Common Stock (the "Non-Electing Holder") that it does not intend to elect to exercise Tag-Along Rights. Accordingly, it is assumed that the Company will acquire a maximum of 12,815,879 shares of Ticketmaster Common Stock in exchange for a maximum of 7,552,530 shares of Common Stock, subject to possible adjustment as described below. The closing under the Stock Exchange Agreement is subject to specified conditions. The full text of the Stock Ex-change Agreement is filed herewith as Exhibit 26 and is incorporated herein by reference.

                   Pursuant to the rules of the National Association of
              Securities Dealers, Inc. (the "NASD"), the issuance of shares of Common Stock under the Stock Exchange Agreement required stockholder approval because the number of shares of Common Stock to be issued under the Stock Exchange Agreement would exceed 20% of the number of shares of Com-mon Stock outstanding before such issuance.

                   On May 20, 1997, following approval of the Stock Ex-
              change Agreement and the transactions contemplated thereby by the Board of Directors of the Company, in accordance with Section 228 of the DGCL and Article II, Section 8 of the Company's Amended and Restated By-laws, BDTV and BDTV II INC., as the holders of shares of Class B Common Stock representing, in the aggregate, approximately 71% of the outstanding total voting power of the Company, executed a consent approving the issuance of the shares of Common Stock under the Stock Exchange Agreement and the transac-tions contemplated thereby.

                   The action taken by the BDTV Entities in consenting
              to the Stock Exchange Agreement and the transactions con-templated thereby was in turn consented to by Mr. Diller and Liberty as stockholders of the BDTV Entities. As dis-closed previously, Mr. Diller and Liberty are parties to the Stockholders Agreement and the Amendment Agreement (together, the "Stockholders Agreement"), pursuant to which the parties thereto and certain of their affiliates have formed the BDTV Entities. Under the terms of the Stockholders Agreement, the transactions contemplated by the Stock Exchange Agreement, constitute a "Fundamental
              Matter" (as such term is defined   in the Stockholders
              Agreement). The Stockholders Agreement provides that the taking of any action by the BDTV Entities with respect to any Fundamental Matter requires the unanimous approval of



                                Page 4 of 10 Pages





              each holder of a voting and non-voting equity interest in the BDTV Entities.

                   In connection with the Stock Exchange Agreement, Mr.
              Diller, Mr. Allen and Liberty have entered into a Stock-holders Agreement (the "Diller-Liberty-Allen Stockholders Agreement") pursuant to which, among other things, each of Mr. Diller and Liberty agrees to vote all shares of voting stock of the Company over which he or it may then exercise voting power, at any annual or special meeting of stock-holders of the Company called for the purpose of the elec-tion of directors or to execute written consents of stock-holders without a meeting with respect to the election of directors, in favor of Mr. Allen or a designee of Mr. Allen acceptable to the Company, so long as Mr. Allen is entitled to representation on the Company's Board of Di-rectors, under the Stock Exchange Agreement.

                   The Diller-Liberty-Allen Stockholder Agreement will
              terminate (as will Mr. Allen's right under the Stock Ex-change Agreement to representation on the Company's Board of Directors) upon the disposition by Mr. Allen and his permitted transferees collectively, in one or more trans-actions, to third parties of one-third or more of the shares of Common Stock acquired by Mr. Allen under the Stock Exchange Agreement; provided, however, that the Diller-Liberty-Allen Stockholder Agreement will terminate earlier (as will Mr. Allen's right under the Stock Ex-change Agreement to representation on the Company's Board of Directors) if Mr. Allen and his permitted transferees do not beneficially own at least 5% of the Company's out-standing equity securities (assuming for this purpose that all Company equity securities issuable under the Liberty Agreements (as defined in the Stock Exchange Agreement) are outstanding). The full text of the Diller-Liberty-Allen Stockholder Agreement is filed herewith as Exhibit 27 and is incorporated herein by reference.

                   In connection with the execution of the Diller-
              Liberty-Allen Stockholder Agreement, Liberty and Mr. Diller entered into a letter agreement (the "May 1997 Let-ter Agreement") which provides that for purposes of deter-mining under the Stockholders Agreement the number of di-rectors to be designated by Mr. Diller or Liberty (which-ever person is then entitled to designate a majority of the members of the Company Board of Directors pursuant to the Amendment Agreement), Mr. Allen (or his designee) shall not be considered to be a designee of either Liberty or Mr. Diller. The May 1997 Letter Agreement also pro-vides that the voting of shares of Common Stock or Class B Common Stock and the actions to be taken by director des-ignees of Liberty under the substantive provisions of the


                                Page 5 of 10 Pages





              Diller-Liberty-Allen Stockholder Agreement will not con-stitute the basis for Mr. Diller's declaration of a Man-agement Election (as such term is defined in the Amendment Agreement) pursuant to Section 3 of the Amendment Agree-ment. The full text of the May 1997 Letter Agreement is filed herewith as Exhibit 28 and is incorporated herein by reference.

                   As disclosed previously, a number of the shares of
              Class B Common Stock issuable to Liberty HSN pursuant to the Home Shopping Merger were not issued, but instead are represented by the Company's contractual obligation to issue to Liberty HSN such shares upon the occurrence of certain events, including a change in applicable FCC regu-lations or other event that would permit Liberty HSN to have an equity interest represented by a greater number of shares of Common Stock (such contractual right, the "Con-tingent Rights," and such underlying shares, the "Contin-gent Rights Shares"). Also as previously disclosed, in connection with the Home Shopping Merger, the Company and Liberty HSN entered into the Exchange Agreement. Pursuant to the Exchange Agreement, at such time or from time to time as Liberty HSN or its permitted transferee may be allowed under applicable FCC authority to have an indirect equity interest in an additional number of shares of Com-mon Stock, Liberty HSN or its permitted transferee will exchange its shares of Home Shopping common stock and its Home Shopping class B common stock for shares of Common Stock and Class B Common Stock, respectively, at the ap-plicable conversion ratio (such exchange and such stock issued pursuant thereto are referred to herein as the "Liberty Exchange" and the "Liberty Exchange Shares," re-spectively).

                   As a consequence of the issuance of shares to the
              Tag-Along Group under the Stock Exchange Agreement, under applicable FCC regulations and interpretations (including the March Order), Liberty HSN will be permitted to hold an indirect equity interest in a greater number of shares of HSNi. Therefore, under the terms of the Contingent Rights, Contingent Rights Shares will become issuable to Liberty HSN. At the closing under the Stock Exchange Agreement, the Company will issue 7,238,507 shares of Com-mon Stock to Mr. Allen (up to 7,552,530 shares of Common Stock if all members of the Tag-Along Group other than the Non-Electing Holder exercise their Tag-Along Rights). In accordance with the terms of the Contingent Rights held by Liberty HSN, at least 2,002,591 Contingent Rights Shares (and up to 2,087,935 Contingent Rights Shares if all mem-bers of the Tag-Along Group other than the Non-Electing




                                Page 6 of 10 Pages





              Holder exercise their Tag-Along Rights) will become issu-able to Liberty HSN simultaneous with or immediately fol-lowing the closing under the Stock Exchange Agreement.

                   In addition, the Stock Exchange Agreement provides
              that, depending upon the market price of the Common Stock, in July 1998 up to 3,257,328 additional shares of Common Stock may be required to be issued to Mr. Allen (up to 3,398,639 additional shares of Common Stock if all members of the Tag-Along Group other than the Non-Electing Holder exercise their Tag-Along Rights). Accordingly, in the event additional shares of Common Stock become issuable to members of the Tag-Along Group pursuant to the Stock Ex-change Agreement in July 1998, additional Contingent Rights Shares, or if the Contingent Rights have thereto-fore been terminated through the issuance of all Contin-gent Rights Shares, Exchange Shares will become issuable to Liberty HSN. Assuming the maximum of 3,257,328 of such additional shares are issued to Mr. Allen (3,398,639 if all members of the Tag-Along Group other than the Non-Electing Holder exercise their Tag-Along Rights) the re-maining 589,161 Contingent Rights Shares will become issu-able to Liberty HSN.

                   Liberty HSN, however, is obligated to effect a Lib-
              erty Exchange only after all of the Contingent Rights Shares have been issued, subject to certain conditions. Assuming the maximum of 3,257,328 of additional shares of Common Stock are issued to Mr. Allen in July 1998 under the Stock Exchange Agreement (3,398,639 if all members of the Tag-Along Group other than the Non-Electing Holder exercise their Tag-Along Rights) 296,113 Liberty Exchange Shares (419,863 Liberty Exchange Shares if all members of the Tag-Along Group other than the Non-Electing Holder exercise their Tag-Along Rights) will become issuable to Liberty HSN at that time. Because there can be no as-surance as to the actual number of Contingent Rights Shares that will ultimately be issued as a result of the transactions contemplated by the Stock Exchange Agreement, there can also be no assurance as to the actual number of shares of Common Stock that may be issued pursuant to the Contingent Rights Shares Exchange Agreement as a result of such transactions. Upon completion of the exchange of all shares of Home Shopping common stock and Home Shopping class B common stock owned by Liberty for shares of Common Stock and Class B Common Stock, Home Shopping would become a wholly owned subsidiary of the Company.

                        Upon the Company's issuance of 7,238,507 shares
              of Common Stock to Mr. Allen under the Stock Exchange Agreement at closing and 2,002,591 Contingent Rights



                                Page 7 of 10 Pages





              Shares, the Reporting Group will have in the aggregate ap-proximately 26.1% of the outstanding total equity inter-ests, and approximately 72.9% of the outstanding total voting power of the Company (approximately 26.0% of the outstanding total equity interests, approximately 72.9% of the outstanding total voting power of the Company, if all holders of Tag-Along Rights other than the Non-Electing Holder exercise Tag-Along Rights (assuming issuance of 2,087,935 Contingent Rights Shares). Assuming the maximum of 3,257,328 of additional shares of Common Stock are is-sued to Mr. Allen in July 1998 under the Stock Exchange Agreement (3,398,639 if all members of the Tag-Along Group other than the Non-Electing Holder exercise their Tag-Along Rights) and 296,113 Liberty Exchange Shares (419,863 Liberty Exchange Shares if all members of the Tag-Along Group other than the Non-Electing Holder exercise their Tag-Along Rights) are issued to Liberty HSN at that time, the Reporting Group will have in the aggregate ap-proximately 25.7% of the outstanding total equity inter-ests, and approximately 72.9% of the outstanding total voting power of the Company (approximately 25.7% of the outstanding total equity interests, approximately 72.9% of the outstanding total voting power of the Company, if all holders of Tag-Along Rights other than the Non-Electing Holder exercise Tag-Along Rights) at that time.

                   The aggregate percentage calculations in this para-
              graph, which are based on a total of 36,094,593 shares of Common Stock and 10,225,056 shares of Class B Common Stock outstanding as of May 1, 1997, include 486,988 shares of Common Stock beneficially owned by Mr. Diller and vested options to purchase 2,126,461 shares of Common Stock but do not include unvested options to purchase 6,379,386 shares of Common Stock held by Mr. Diller. TCI disclaims beneficial ownership of such 486,988 shares beneficially owned by Mr. Diller and the shares issuable to Mr. Diller under vested and unvested options.

                   The actual number of Contingent Rights Shares or Ex-
              change Shares issuable as a consequence of the transac-tions contemplated by the Stock Exchange Agreement could vary from the numbers contained in the above description, as a result of events subsequent to the date of this Amendment, including, among other things, a change in law, or the occurrence of some event other than the Exchange which could cause the issuance of Contingent Rights Shares or Exchange Shares prior to the closing or the adjustment in July 1998.

                   The Contingent Rights Shares issued to Liberty HSN
              may be contributed to one or more newly formed entities in which Mr. Diller owns all of the voting equity interests


                                Page 8 of 10 Pages





              and TCI owns a non-voting equity interest (which non-voting interest would constitute substantially all the equity of such entities) and which (other than with re-spect to certain fundamental corporate actions) would be controlled by Mr. Diller, in accordance with the terms of the Stockholders Agreement.


              ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

              1)   Stock Exchange Agreement, dated as of
                   May 20, 1997, by and between HSN, Inc.
                   and Mr. Allen.

              2)   Stockholders Agreement, dated as of
                   May 20, 1997, by and among, Mr.
                   Diller, Mr. Allen and Liberty Media
                   Corporation.

              3)   Letter Agreement, dated as of May 20,
                   1997, by and between Mr. Diller and
                   Liberty Media Corporation.
































                                Page 9 of 10 Pages





                                    SIGNATURE



                   After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

         Dated: May 29, 1997


                                       TELE-COMMUNICATIONS, INC.



                                       By: /s/ Stephen M. Brett
                                        Name:  Stephen M. Brett
                                        Title:   Senior Vice President
                                                 and General Counsel



                                       /s/ Barry Diller
                                       Barry Diller



                                       BDTV INC.


                                       By: /s/ Barry Diller
                                        Name:  Barry Diller
                                        Title:  President



                                       BDTV II INC.


                                       By: /s/ Barry Diller
                                        Name:  Barry Diller
                                        Title:  President











                               Page 10 of 10 Pages





                                  EXHIBIT INDEX

                                                        Seq. Pg.  No.

         1.   Written Agreement between TCI
              and Mr. Diller regarding Joint
              Filing of Schedule 13D.*

         2.   Definitive Term Sheet regarding
              Stockholders Agreement, dated
              as of August 24, 1995, by and
              between Liberty
              and Mr. Diller.*

         3.   Definitive Term Sheet regarding
              Equity Compensation Agreement,
              dated as of August 24, 1995, by
              and between the Company and
              Mr. Diller.*

         4.   Press Release issued by the
              Company and Mr. Diller, dated
              August 25, 1995.*

         5.   Letter Agreement, dated November 13,
              1995, by and between Liberty Media
              Corporation and Mr. Diller.*

         6.   Letter Agreement, dated November 16,
              1995, by and between Liberty Media
              Corporation and Mr. Diller.*

         7.   First Amendment to Stockholders
              Agreement, dated as of November 27,
              1995, by and between Liberty Media
              Corporation and Mr. Diller.*

         8.   Agreement and Plan of Merger, dated
              as of November 27, 1995, by and among
              Silver Management Company, Liberty
              Program Investments, Inc., and Liberty
              HSN, Inc.*





         _____________________
         *    Previously filed.





         9.   Exchange Agreement, dated as of
              November 27, 1995, by and between
              Silver Management Company and Silver
              King Communications, Inc.*

         10.  Agreement and Plan of Merger, dated
              as of November 27, 1995, by and among
              Silver King Communications, Inc.,
              Thames Acquisition Corp. and Savoy
              Pictures Entertainment, Inc.*

         11.  Voting Agreement, dated as of
              November 27, 1995, by and among
              Certain Stockholders of the Company
              and Savoy Pictures Entertainment, Inc.*

         12.  Letter Agreement, dated March 22,
              1996, by and between Liberty Media
              Corporation and Barry Diller.*

         13.  In re Applications of Roy M. Speer
              and Silver Management Company, Federal
              Communications Commission Memorandum
              and Order, adopted March 6, 1996 and
              released March 11, 1996.*

         14.  In re Applications of Roy M. Speer
              and Silver Management Company,
              Request for Clarification of Silver
              Management Company, dated April 10,
              1996.*

         15.  In re Applications of Roy M. Speer
              and Silver Management Company, Federal
              Communications Commission Memorandum
              Opinion and Order and Notice of Apparent
              Liability, adopted June 6, 1996 and
              released June 14, 1996.*

         16.  Amended and Restated Joint Filing
              Agreement of TCI, Mr. Diller and BDTV.*

         17.  Amended and Restated Certificate of
              Incorporation of BDTV INC.*




         _____________________
         *    Previously filed.





         18.  Press Release issued by the Company
              and Home Shopping Network, Inc.,
              dated August 26, 1996.*

         19.  Agreement and Plan of Exchange
              and Merger, dated as of August 25,
              1996, by and among the Company,
              Home Shopping Network, Inc., House
              Acquisition Corp., and Liberty
              HSN, Inc.*

         20.  Termination Agreement, dated as of
              August 25, 1996, among the Company,
              BDTV INC., Liberty Program Investments,
              Inc., and Liberty HSN, Inc.*

         21.  Voting Agreement, dated as of
              August 25, 1996, by and among
              Certain Stockholders of Home
              Shopping Network, Inc. and the
              Company.*

         22.  Voting Agreement, dated as of
              August 25, 1996, by and among
              Barry Diller, Liberty Media
              Corporation, Arrow Holdings,
              LLC, BDTV INC., and Home Shopping
              Network, Inc.*

         23.  Letter Agreement, dated as of
              August 25, 1996, by and between
              Liberty and
              Barry Diller.*

         24.  Second Amended and Restated Joint
              Filing Agreement by and between
              TCI, Mr. Diller, BDTC Inc. and
              BDTV II Inc.*

         24.  Stock Exchange Agreement, dated as of
              December 20, 1996, by and between
              the Company and Liberty HSN, Inc.*

         25.  Letter Agreement, dated as of
              February 3, 1997, by and between
              BDTV INC. and David Geffen.*

         _____________________
         *    Previously filed.





         26.  Stock Exchange Agreement, dated as of
              May 20, 1997, by and between HSN, Inc.
              and Mr. Allen.

         27.  Stockholders Agreement, dated as of
              May 20, 1997, by and among, Mr.
              Diller, Mr. Allen and Liberty Media
              Corporation.

         28.  Letter Agreement, dated as of May 20,
              1997, by and between Mr. Diller and
              Liberty Media Corporation.